Filed Pursuant to Rule 424(b)(5)
Registration Number 333-137526
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)
10,043 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On October 30, 2007, the last reported sale price of the common stock on the New York Stock Exchange was $35.85 per share.
     We are issuing the shares directly to a warrant holder upon exercise by such holder of an outstanding warrant. The warrant, originally issued in 1997, entitles the holder to purchase an aggregate of 290,625 shares of our common stock at a purchase price of $36.875 per share. The warrant contains a net settlement feature that allows the warrant holder to elect to pay the exercise price of the warrant by having the Company withhold that number of shares that is equal to the exercise price, based on a twenty day trailing average closing price of our common stock. The warrant holder has elected this payment option and as a result, we are withholding 280,582 shares in settlement of the exercise price and will not be receiving any cash proceeds.
     Investing in the common stock involves risks that are described in the “Risk Factors” section of our periodic reports and incorporated in the prospectus dated September 22, 2006 by reference to the those reports.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     We expect to deliver the shares against payment therefor in Houston, Texas on or about November 1, 2007.
Prospectus Supplement dated October 31, 2007